1050 17th Street, Suite 1710 Denver, Colorado 80265-2077 MAIN (800) 955-9988

December 23, 2016

Valerie J. Lithotomos, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4041

Re:	Request for Accelerated Approval
Shelton Tactical Credit Fund -- File Nos. 333-214181; 811-05617

Dear Ms. Lithotomos:

Shelton Capital Management is hereby requesting Accelerated Approval of the Shelton Tactical Credit Fund’s N-14 filing as of December 23, 2016.

If you have any questions or comments, please do not hesitate to contact Teresa Axelson at (415) 625-4911.

Sincerely,
/s/  Teresa Axelson

Teresa Axelson
SHELTON CAPITAL MANAGEMENT | Advisory Group
1050 17th Street, Suite 1710
Denver, Colorado 80265-2077
PHONE: (415) 625-4911  |  FAX: (303) 534-5627 |  www.sheltoncap.com